Exhibit 99.1

MakeMeReach – Leading Global Digital Ad Platform – Announces Pinterest
Partnership

Pinterest joins Facebook, Instagram, Google, Twitter and Snapchat, enabling MakeMeReach to offer full-stack capabilities for media purchase, optimization and reporting

TEL AVIV, Israel & PARIS – September 23, 2019 – Perion Network Ltd. (NASDAQ: PERI) announced today that MakeMeReach, its innovative digital ad tech subsidiary that empowers agencies and advertisers to truly optimize their online advertising campaigns, has strengthened its powerful offering with a new Pinterest strategic relationship.

This new relationship is exemplary of the ongoing broadening of MakeMeReach’s essential role in the digital advertising ecosystem, and it follows certification as a Google Premier Partner late last year. This enhancement enables clients to create meaningful and trackable cross-network advertising journeys for their customers, as both agencies and brands can purchase Pinterest advertising via the managed services of MakeMeReach and have those campaigns impeccably managed through a unified dashboard that includes intuitive reports that ingest data from major social channels, as well as Google. This further unlocks the full potential of their digital advertising investments.

MakeMeReach now empowers clients to bring together into a holistic platform the power of all the dominant social channels. Together with Google search advertising — the totality of its offer maximizes cross-channel campaign performances. This unified platform is made possible by the deep partnership between MakeMeReach and its sister company, Undertone, Perion’s platform for cross-platform Synchronized Digital Branding.

The Pinterest partnership represents a key component of MakeMeReach’s social initiative, given its uniquely ability to engage users in its mission of discovery and enlightenment, which aligns perfectly with the needs of brands. It is also a pivotal step in Perion’s mission to capture a growing share of digital spending by delivering proprietary platforms and creative across the three pillars that drive online investment: ad search, social media and display / video.

The breadth and depth of Pinterest targeting capabilities and ad formats continue to add value to advertisers in an array of industries. Every month, the Pinterest network sees 300 million users* exhibit commercial intent, to discover, dream, and plan their future purchases through interactions that are differentiated from the behaviors that occur on other social networks.

“Our Pinterest partnership is something we have long desired,” said Pierre-Lou Dominjon, CEO of MakeMeReach. “It is an essential step in giving our clients the tools and insights they need to fully derive value from their social and ad search budgets. We all recognize that consumer buying journeys are complex and interdependent, no longer attributable to a single ad impression. They can only be understood through a succession of cross-network complementary touchpoints” he added. “Our mission is to create an ecosystem where advertisers can understand the overall impact of their ads and can transcend silos. The addition of Pinterest is a further and critical silo breaker.”

“As Pinterest grows, we want to give every brand the ability to bring meaningful content to Pinners by delivering the right message at the right time” said Adrien Boyer, Regional Manager France, Southern Europe & Benelux at Pinterest. “We are delighted to count MakeMeReach as a new Pinterest Partner, and to make our campaigns analytics even more accessible to advertisers, so they can derive the most value from their budgets.”

“The MakeMeReach ad platform is designed for digital marketers like us in mind” said Norah Alberto, Director of Global Brand Communications at Tristar Products and a long-time MakeMeReach client. “Working with them has made it possible for us to scale our social advertising, test new ad products and create an optimized digital customer experience. We look forward to the new opportunities this Pinterest partnership will bring.”

*https://newsroom.pinterest.com/en/300million

About MakeMeReach
MakeMeReach is a technology company that sits at the forefront of digital advertising, with a powerful platform that enables brands and agencies to amplify, elevate and evaluate their campaigns on Facebook, Instagram, Google, Snapchat, Twitter and Pinterest – at scale.  Learn more at www.makemereach.com.

About Undertone
Undertone, a division of Perion Network Ltd. (NASDAQ: PERI), provides cutting-edge technology solutions for the world’s leading brands. Its proprietary Synchronized Digital Branding combines data, distribution and creative to deliver cohesive stories across all critical touchpoints: screens, platforms and a transparent, customizable list of elite publishers. The AI-driven platform eliminates fragmentation, delivers much-needed revenue for publishers and, most importantly, ensures brand messaging is contextually relevant. Undertone creates stunning campaigns that align with KPIs – always with beautiful creative and in brand-safe environments. Learn more at www.undertone.com.

About Perion Network Ltd.
Perion is a global technology company that provides agencies, brands and publishers with innovative solutions that cover the three pillars of digital advertising. From its data-driven Synchronized Digital Branding platform and high-impact ad formats in the display domain; to its powerful social media platform; to its branded search network, Perion is well-positioned to capitalize on any changes in marketers’ allocation of digital advertising spend. More information about Perion can be found at www.perion.com.

About Pinterest
Pinterest is a visual discovery engine you use to find ideas for your life including dinner recipes, home and style inspiration, and more. People have saved more than 200 billion ideas across a range of categories, which others with similar tastes can discover through search and recommendations. Located in San Francisco, Pinterest launched in 2010 and now has +300 million monthly users around the world. Available on iOS and Android, and at www.pinterest.com.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2018 filed with the SEC on March 19, 2019. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:
Perion Network Ltd.
Investor relations
Hila Barenboim
+972 (73) 398-1000
Investors@perion.com

Source: Perion Network Ltd.